FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2009

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item

1.	Letter to the Buenos Aires Stock Exchange in relation to the dividends distribution.

March 20, 2009

Messrs

BOLSA DE COMERCIO DE BUENOS AIRES

(Buenos Aires Stock Exchange)

25 de Mayo 347, 2nd Floor

Buenos Aires, Argentina

Ref.:	BBVA Banco Francés S.A. – Dividends Distribution - Arg. Pesos $ 100,000,000

The Board of Directors of BBVA BANCO FRANCÉS S.A. is pleased to inform you that at the meeting held on March 19, 2009 it was decided to submit a dividend distribution for the consideration of the Shareholders’ Meeting to be held next Friday, March 27, 2009.

Total dividends to be paid out amount to Arg. Pesos $ 100,000,000, out of which Arg. Pesos $ 35,000,000 shall be paid in cash and Arg. Pesos $ 65,000,000 in new shares to be issued. Dividend payments are subject to the prior approval of the Argentine Central Bank (Banco Central de la República Argentina.)

Sincerely yours,

BBVA BANCO FRANCÉS S.A.

Reconquista 199, C1003ABB, Buenos Aires, Argentina Casilla de Correo 3196, Correo Central 1000 Buenos Aires, Argentina

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: March 26, 2009	By:	/s/ Martín E. Zarich

		Name:	Martín E. Zarich
		Title:	Chief Financial Officer